

Mail Stop 3561

March 8, 2018

<u>Via E-mail</u>
Edward W. Wilhelm
Chief Financial Officer
The Finish Line, Inc.
3308 North Mitthoeffer Road
Indianapolis, IN 46235

Re: The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended February 25, 2017
Filed April 25, 2017
File No. 000-20184

Dear Mr. Wilhelm:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/Craig Arakawa

                    Craig Arakawa
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining